Exhibit (a)(5)(xii)

MediaRing Ltd (RCB No. 199304568R) 750A Chai Chee Road #05-01 Technopark @ Chai Chee, Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013
MediaRing Is Pleased Pacific Internet’s Advisor Endorses Offer Price
Urges Investors To Tender Shares Before July 10 Deadline
NEW YORK, July 3 — MediaRing Ltd (Bloomberg: MR SP, Reuters: MRNG.SI; “MediaRing”), a leading VoIP telephony service provider in Asia, today welcomed the conclusion of Pacific Internet’s independent financial advisor that MediaRing’s offer to acquire outstanding shares of Pacific Internet (“PacNet”) for US$9.50 each is fair from a financial point of view and the recommendation by PacNet’s board of directors that shareholders taking a “short term” view accept the offer. MediaRing, however, stressed that the recommendation should be considered by all shareholders.
MediaRing’s revised tender offer price of US$9.50 net in cash per share represents a 47.1% premium to PacNet’s share price on February 24, the last trading day on the Nasdaq before MediaRing first announced its intention to make the offer, and a 19.5% premium to PacNet’s closing price on June 21, the day before MediaRing revised its offer price.
Chief Executive Officer, Khaw Kheng Joo, stated: “This is a validation of our offer price. We have always argued that PacNet shareholders are faced with a choice between an exceptionally generous offer and an untested business plan, the successful execution of which is subject to risks and uncertainty. In fact, the positive recommendation of PacNet’s board should be considered and adopted by all shareholders.”
Mr. Khaw continued: “We urge PacNet’s shareholders to seriously consider the following key points and accept our offer:
•	MediaRing is making a generous all-cash offer while PacNet’s business plan is still untested, will take years to generate any significant returns, and may not succeed.
•	PacNet continued to provide little detail on when long-term investors will be rewarded for their patience.
•	PacNet is moving into highly-competitive markets fraught with risks. Shareholders need to ask themselves if PacNet has the capacity to bring those plans to fruition.
•	There continues to be no alternative offers or concrete proposals available to all shareholders. MediaRing’s premium offer is the only offer on the table.
•	There is no guarantee that PacNet shares will remain at current price levels and will not decline once our revised offer expires.”
MediaRing reiterated that its current offer price is final and will not be revised1 and urged investors to tender their shares before the 5:00 p.m., New York Time, July 10 deadline.
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1 Under applicable rules and regulations, MediaRing is not permitted to further revise the offer and/or further extend the offer past July 11, unless there is a competing offer and/or with the consent of the Singapore Securities Industry Council. MediaRing reserves the right to extend and/or revise its offer in the event of a competing offer.

This release is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by MediaRing with the SEC on May 12, 2006. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of such materials (and all other documents that MediaRing has filed with the SEC) at the SEC’s website at www.sec.gov, or from D.F. King & Co., Inc, the Information Agent for the offer.
The Directors of MediaRing (including those who may have delegated detailed supervision of this release) have taken all reasonable care to ensure that the facts stated in this release are fair and accurate and that no material fact has been omitted from this release and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of MediaRing has been to ensure through reasonable inquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.
About MediaRing
With offices in Singapore, Cambodia, Shanghai, Beijing, Hong Kong, Indonesia, Japan, Malaysia, Taiwan and Sunnyvale (USA), MediaRing is a leading pure-play Internet telephony player in Asia and enjoys a growing share of the global VoIP market. Through its strong technological capabilities and extensive distribution network, MediaRing brings high-quality voice services to carriers, enterprises, service providers, and consumers with its wide range of service offerings. Its extensive partnerships with carriers around the world allow call terminations worldwide. As a pioneer in VoIP services with unique proprietary technology, MediaRing derives more than 95% of its revenue from outside Singapore.
About Pacific Internet
Based on its public filings, Pacific Internet Limited is the largest telco-independent Internet communications service provider by geographic reach in the Asia Pacific region. PacNet has direct presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers.
Contact Information:
United States & Europe:
Sitrick And Company
James Craig — james_craig@sitrick.com
New York: 1(212) 573-6100
Jason Booth — jason_booth@sitrick.com
Los Angeles: 1(310) 788-2850
Singapore:
August Consulting
Tel: (65) 6733 8873 Fax: (65) 6733 9913
Silvia Heng — silvia@august.com.sg
Alan Lee — alanlee@august.com.sg

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